November 30, 2005

Via U.S. Mail and Facsimile

Isadore Sharp
Chief Executive Officer
1165 Leslie Street
Toronto, Ontario
Canada, M3C 2K8

David A. Katz
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150


RE:		Four Seasons Hotels Inc.
      40-F for the fiscal year ended December 31, 2004
      Response Letter dated October 18, 2005
		File No. 001-14572

Dear Mr. Sharp:

      We have reviewed the above filing and response letter and have the following comment. We have limited our review of your Form 40-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 40-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

General -

We note that in your letter of October 18, 2005, you state that "in the Company`s view, neither its involvement with the Damascus Hotel nor its contacts in Syria constitute a material investment risk for security holders, including with respect to qualitative factors such as reputation and share value." Your conclusion with respect to qualitative factors such as reputation and share value appears to be based solely on your view that your dealings with Syria have been in compliance with U.S. regulations involving Syrian entities and individuals. Please provide us with your views as to materiality of your involvement with the Damascus Hotel and other contacts with Syria, and whether they constitute a material investment risk for your security holders notwithstanding that they may have been conducted in compliance with relevant U.S. regulations, when considered in light of the potential impact upon your reputation and share value of your status as a party to transactions and agreements with and/or in a country identified as a state sponsor of terrorism and subject to U.S. sanctions imposed, in part, as a result of its actions in support of terrorism and its pursuit of weapons of mass destruction and missile programs. Provide us with both your conclusions and underlying analysis.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Karen Garnett
		Assistant Director
		Division of Corporation Finance